UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lannett Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

516012101

(CUSIP Number)

November 25, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516012101

1.	Names of reporting persons UCB S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Belgium
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 2,500,000 shares(1)
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 2,500,000 shares(1)
9.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.4%
12.	Type of reporting person (see instructions) HC, CO

(1)	As described in greater detail in Item 2(c) below, UCB S.A. (“UCB”) indirectly owns the outstanding capital stock of UCB Manufacturing, Inc. (“UCB Manufacturing”), which on November 25, 2015 acquired a warrant to purchase 2,500,000 shares of the issuer’s common stock. UCB Manufacturing is a direct wholly owned subsidiary of UCB, Inc., which is a direct wholly owned subsidiary of UCB Holdings, Inc., which is a direct wholly owned subsidiary of UCB Finance N.V., which is a direct wholly owned subsidiary of UCB.

Item 1.

(a)	Name of Issuer Lannett Company, Inc.

(b)	Address of Issuer’s Principal Executive Offices 9000 State Road Philadelphia, Pennsylvania 19136

Item 2.

(a)	Name of Person Filing See response to 2(c)

(b)	Address of Principal Business Office or, if none, Residence See response to 2(c)

(c)

Citizenship

Each of the following is hereinafter individually referred to as a Reporting Person, and collectively as the “Reporting Persons.” This statement is filed on behalf of:

UCB S.A.

c/o UCB, Inc.

1950 Lake Park Drive

Smyrna, Georgia 30080

Citizenship: Belgium

UCB Finance N.V.

c/o UCB, Inc.

1950 Lake Park Drive

Smyrna, Georgia 30080

Citizenship: Netherlands

UCB Holdings, Inc.

c/o UCB, Inc.

1950 Lake Park Drive

Smyrna, Georgia 30080

Citizenship: Delaware

UCB, Inc.

1950 Lake Park Drive

Smyrna, Georgia 30080

Citizenship: Delaware

UCB Manufacturing, Inc.

1950 Lake Park Drive

Smyrna, Georgia 30080

Citizenship: Delaware

UCB Manufacturing is a direct wholly owned subsidiary of UCB, Inc., which is a direct wholly owned subsidiary of UCB Holdings, Inc., which is a direct wholly owned subsidiary of UCB Finance N.V., which is a direct wholly owned subsidiary of UCB. Each Reporting Person may therefore be deemed to beneficially own the common stock of the issuer that is beneficially owned by UCB Manufacturing. This Schedule 13G is being filed jointly on behalf of each of the Reporting Persons. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as an Exhibit hereto, related to the joint filing of this Schedule 13G in accordance with the provisions of Rule 13d-1(k)(1) under the Act

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 516012101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,500,000 shares for each Reporting Person.

(b)

Percent of class:

6.4% for each Reporting Person. The percentage stated herein is based on 36,527,543 shares of the issuer’s common stock outstanding as of October 31, 2015, as reported in the issuer’s Quarterly Report on Form 10-Q filed on November 5, 2015. The warrant acquired by UCB Manufacturing is exercisable at any time prior to its expiration on November 25, 2018.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0 shares for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote: 2,500,000 shares for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of: 2,500,000 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

UCB Finance N.V.

UCB Holdings, Inc.

UCB, Inc.

UCB Manufacturing, Inc.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below, each of the undersigned certifies that, to the best of each such signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 1, 2015

UCB S.A.

/s/ Detlef Thielgen
Signature

Detlef Thielgen / Authorized Officer
Name/Title

/s/ Doug Gingerella
Signature

Doug Gingerella / Authorized Officer
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement